Exhibit (d)(4)

RENT THE RUNWAY, INC.
NOTICE OF RESTRICTED STOCK UNIT AWARD
2021 INCENTIVE AWARD PLAN

You have been granted restricted stock units representing shares of common stock of Rent the Runway, Inc. (the “Company”) on the following terms:

Name of Participant:	###PARTICIPANT_NAME###
Total Number of Restricted Stock Units Granted:	###TOTAL_AWARDS###
Date of Grant:	###GRANT_DATE###
Vesting Commencement Date:	###ALTERNATIVE_VEST_BASE_DATE###
Vesting Schedule:	###VEST_SCHEDULE_DESCRIPTION###

These restricted stock units are granted under and governed by the terms and conditions of the Company’s 2021 Incentive Award Plan (the “Plan”) and the Restricted Stock Unit Agreement, both of which are incorporated into this document.  You agree that you have reviewed the Plan, this Notice of Restricted Stock Unit Award and the Restricted Stock Unit Agreement, you have had an opportunity to obtain the advice of counsel prior to executing this Notice of Restricted Stock Unit Grant and that you understand the terms of the Plan, this Notice of Restricted Stock Unit Grant and the Restricted Stock Unit Agreement.

You agree to accept electronically all documents relating to the Plan or this restricted stock unit award.

You further agree to comply with the Company’s insider trading policy when selling shares of the Company’s common stock.

Withholding Taxes – Sell To Cover :  By accepting this award electronically, you understand and agree that the grant of the restricted stock units pursuant to this Notice of Restricted Stock Unit Grant and the Restricted Stock Unit Agreement,  explicitly includes the following (the “Sell to Cover”): Upon the issuance of the resulting Shares from the vesting of the restricted stock units, the Company, on your behalf, will instruct the Agent (as defined in the Agreement) to (1) sell that number of Shares determined in accordance with the “Withholding Taxes” section of the Restricted Stock Unit Agreement as may be necessary to satisfy any applicable withholding obligations with respect to any taxable event arising in connection with the restricted stock units, and (2) to pay the cash proceeds of such sale(s) to the Company.  The Company shall then make a cash payment equal to the required tax withholding from the cash proceeds of such sale(s) directly to the appropriate taxing authorities.

BY ACKNOWLEDGING AND ACCEPTING THIS NOTICE, THE RESTRICTED STOCK UNIT
AGREEMENT AND THE PLAN, YOU AGREE TO THE
TERMS AND CONDITIONS DESCRIBED IN THESE DOCUMENTS

RENT THE RUNWAY, INC.
2021 INCENTIVE AWARD PLAN
RESTRICTED STOCK UNIT AGREEMENT

Grant of Units
Subject to all of the terms and conditions set forth in the Notice of Restricted Stock Unit Award, this Restricted Stock Unit Agreement (the “Agreement”) and the Plan, the Company has granted to you the number of restricted stock units set forth in the Notice of Restricted Stock Unit Award.

All capitalized terms used in this Agreement shall have the meanings assigned to them in this Agreement, the Notice of Restricted Stock Unit Award or the Plan.

Payment for Units	No payment is required for the restricted stock units that you are receiving.

Vesting
The restricted stock units are eligible to vest in accordance with the vesting schedule set forth in the Notice of Restricted Stock Unit Award.

No additional restricted stock units will vest after your Termination of Service for any reason, unless the Administrator determines otherwise.

Forfeiture
In the event of your Termination of Service for any reason, your restricted stock units will be forfeited to the extent that they have not vested before the date of your Termination of Service and do not vest as a result of  your Termination of Service. This means that any restricted stock units that have not vested under this Agreement will be cancelled immediately. You receive no payment for restricted stock units that are forfeited. The Company determines when your Termination of Service occurs for all purposes of your restricted stock units.

Settlement of Units
Each restricted stock unit will be settled in Shares as soon as administratively practicable after the vesting of the applicable restricted stock unit, but no later than more than 60 days after the restricted stock unit’s vesting date.  However, the Company may delay any payment if it determines that such payment would violate applicable laws and, in such case, payment will be delayed until the earliest date on which the Company determines that the payment would not cause a violation of laws, provided that the Company reasonably believes that the delay will not result in an imposition of taxes under Section 409A of the Internal Revenue Code (“Section 409A”).

At the time of settlement, you will receive one Share for each vested restricted stock unit.

No fractional Shares will be issued upon settlement.

Section 409A
The restricted stock units are not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A.

Further, if the Company determines that you are a “specified employee,” as defined in the regulations under Section 409A at the time of your “separation from service,” as defined in Treasury Regulation Section 1.409A-1(h) and it is determined that settlement of these restricted stock units is not exempt from Section 409A, then any restricted stock units that otherwise would have been settled during the first six months following your “separation from service” will instead be settled on the first business day following the earlier of (i) the six-month anniversary of your separation from service or (ii) your death.  Each installment of restricted stock units is hereby designated as a separate payment for purposes of Section 409A.

Nature of Units / Limitation on Your Rights
Your restricted stock units are mere bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Shares  with respect to your restricted stock units on a future date, and this Agreement may not be construed as creating a trust. As a holder of restricted stock units, you have no rights other than the rights of a general unsecured creditor of the Company.  Neither the Plan nor any underlying program, in and of itself, has any assets.

Stockholder Rights	You, or your estate heirs, have no rights as a stockholder of the Company unless and until your restricted stock units are settled in accordance with the terms of this Agreement by issuing you Shares.

Transfer of Restricted Stock Units
You cannot transfer or assign the restricted stock units. For instance, you may not sell the restricted stock units or use it as security for a loan. If you attempt to do any of these things, the restricted stock units will immediately become invalid. You may, however, dispose of the restricted stock units in your will or by means of a written beneficiary designation; provided, however, that your beneficiary or a representative of your estate acknowledges and agrees in writing in a form reasonably acceptable to the Company, to be bound by the provisions of this Agreement and the Plan as if the beneficiary of the estate were you.

Withholding Taxes
As set forth in Section 9.5 of the Plan, the Company will have the authority and the right to deduct or withhold, or to require you to pay to the Company, an amount sufficient to satisfy all applicable federal, state and local taxes required by law to be withheld with respect to any taxable event arising in connection with the restricted stock units. Such applicable taxes shall be satisfied using a Sell to Cover pursuant to the Grant Notice. The  Company will not be obligated to deliver any new certificate representing Shares to you or your legal representative or enter such Shares in book entry form unless you or your legal representative have paid or otherwise satisfied in full the amount of all federal, state and local taxes applicable to your the taxable income resulting from the grant or vesting of the restricted stock units or the issuance of Shares upon the settlement of the restricted stock units.  By accepting this award of restricted stock units, you have agreed to a Sell to Cover to satisfy any applicable withholding taxes, as determined by the Company, and you hereby acknowledge and agree:

i.
You appoint the Company’s broker, transfer agent or stock plan administrator (together with any other party the Company determines necessary to execute the Sell to Cover, the “Agent”) as your agent and authorize the Agent to (1) sell on the open market at the then prevailing market price(s), on your behalf, as soon as practicable on or after the Shares are issued upon the vesting of the restricted stock units, that number (rounded up to the next whole number) of the Shares so issued necessary to generate proceeds to cover (x) any tax withholding obligations incurred with respect to such vesting or issuance and (y) all applicable fees and commissions due to, or required to be collected by, the Agent and (2) apply any remaining funds to your federal tax withholding or remit such remaining funds to you.

	ii.	You authorize the Company and the Agent to cooperate and communicate with one another to determine the number of Shares that must be sold pursuant to subsection (i) above.

iii.
You understand that the Agent may conduct the sales as provided in subsection (i) above in one or more sales and that the average price for executions resulting from bunched orders will be assigned to your account.  In addition, you acknowledge that it may not be possible to sell Shares as provided by subsection (i) above due to (1) a legal or contractual restriction applicable to the you or the Agent, (2) a market disruption, or (3) rules governing order execution priority on the national exchange where the Shares may be traded. You further agree and acknowledge that in the event the sale of Shares would result in material adverse harm to the Company, as determined by the Company in its sole discretion, the Company may instruct the Agent not to sell Shares as provided by subsection (i) above.  In the event of the Agent’s inability to sell Shares, you will continue to be responsible for the timely payment to the Company and/or its affiliates of all federal, state, local and foreign taxes that are required by applicable laws and regulations to be withheld, including but not limited to those amounts specified in subsection (i) above.

iv.
You acknowledge that regardless of any other term or condition of this section, the Agent will not be liable to you for (1) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, or (2) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control.

v.
You hereby agree to execute and deliver to the Agent any other agreements or documents as the Agent reasonably deems necessary or appropriate to carry out the purposes and intent of this section.  The Agent is a third-party beneficiary of this section.

	vi.	This section will terminate not later than the date on which all tax withholding obligations arising in connection with the vesting or settlement of the restricted stock units have been satisfied.

No stock certificates (or their electronic equivalent) will be distributed to you unless you have paid any withholding taxes that are due as a result of the vesting or settlement of the restricted stock units.

If you fail to make timely payment of withholding taxes in connection with the settlement of the restricted stock units, the Company has the right to satisfy all or any portion of the withholding taxes by  withholding Shares otherwise issuable upon settlement of the restricted stock units.

Restrictions on Resale
You agree not to sell any Shares issued upon settlement of the restricted stock units at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your service with the Company or a Subsidiary continues and for a period of time after your Termination of Service as may be specified by the Company.

Retention Rights
Your award of restricted stock units or this Agreement does not give you the right to be retained by the Company, or any parent or Subsidiary of the Company, in any capacity. The Company and its parents and Subsidiaries reserve the right to terminate your service at any time, with or without cause.

Adjustments	Upon the occurrence of certain events as provided in Article VIII of the Plan, the number of restricted stock units covered by this award will be adjusted, modified or terminated pursuant to the Plan.

Effect of Significant Corporate Transactions
If the Company is a party to a merger, consolidation, or certain change in control transactions, then your restricted stock units will be subject to the applicable provisions of Article VIII of the Plan.

Recoupment Policy
This award, and the Shares acquired upon settlement of this award, shall be subject to any Company recoupment or clawback policy in effect from time to time, as further provided in Section 10.13 of the Plan.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice-of-law provisions).

The Plan and Other Agreements
The text of the Plan is incorporated in this Agreement by reference.

This Plan, this Agreement and the Notice of Restricted Stock Unit Award constitute the entire understanding between you and the Company regarding these restricted stock units. Any prior agreements, commitments or negotiations concerning these restricted stock units are superseded. To the extent permitted by the Plan, this Agreement may be amended or otherwise suspended or terminated at any time by the Administrator or the Board; provided, that no amendment, suspension or modification may adversely affect the restricted stock units in any material respect without the prior written consent of the Participant. In the event that any provision of the Notice of Restricted Stock Unit Award or this Agreement is held invalid or unenforceable, then the applicable provision will be severable from, and any invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of the Notice of Restricted Stock Unit Award or this Agreement.

By Acknowledging and Accepting this Agreement, you agree to all of the terms and conditions described above and in the Plan.